MEOW WOLF, INC.

INVESTMENT AGREEMENT

The undersigned offers to subscribe for the number set forth below of shares (the "**Shares**") of $0.001 par value Common Stock (the "**Common Stock**") of Meow Wolf, Inc., a Delaware public benefit corporation (the "**Company**"), at a price of $40.00 per share, payable in cash. The undersigned understands that the Company is relying upon the accuracy and completeness of this Investment Agreement (this "**Agreement**") in, among other matters, complying with its obligations under applicable federal and state securities laws. The undersigned acknowledges, represents and warrants to, and agrees with, the Company, that:

1.   **Representations, Warranties and Agreements**.

(a)   The Shares are speculative investments that involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company.

(b)   The Company is recently formed and may operate at a loss for the foreseeable future.

(c)   There are significant restrictions on the transferability of the Shares, the Shares will not be, and the undersigned will have no rights to require that the Shares be registered under the Securities Act of 1933, as amended (the "**Act**"), or any state securities laws; there is no public market for the Shares and none is expected to develop; accordingly, it may not be possible for the undersigned to liquidate the undersigned's investment in the Company.

(d)   No federal or state agency has made any findings as to the fairness of the terms of the offering.

(e)   The undersigned has received and read a copy of the information concerning the Company and the Shares in the Form C filed with the Securities and Exchange Commission in connection with the sale of the Shares (the "**Form C**"), and this Investment Agreement, and the undersigned has relied on nothing other than the Form C and this Investment Agreement (collectively, the "**Offering Materials**") in deciding whether to make an investment in the Shares. No statement, printed material or other information that is contrary to the information contained in the Offering Materials has been given or made by or on behalf of the Company to the undersigned.

(f)   Any projections or predictions that may have been made available to investors are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance is given that actual results will correspond with the results contemplated by the various projections.

(g)   At no time has it been explicitly or implicitly represented, guaranteed or warranted to the undersigned by the Company, the agents and employees of the Company, or any other person that: (i) a percentage of profit and/or amount or type of consideration will be realized as a result of this investment; (ii) any cash dividends from Company operations or otherwise will be made to shareholders by any specific date or will be made at all; or (iii) any specific tax benefits will accrue as a result of an investment in the Company.

(h)   There is no minimum amount that must be raised by the Company in order to make the undersigned's investment effective and the undersigned's investment will not be held in any sort of escrow but will be immediately available to the Company to be applied as the Company may determine in its sole discretion

(i)   The undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative.

(j)   The undersigned has received and carefully read and is familiar with this Agreement and all other documents provided in connection herewith, and the undersigned confirms that all documents, records and books pertaining to the undersigned's investment in the Company have been made available to the undersigned and/or to the undersigned's investment, tax and legal advisers, if such advisers were utilized by the undersigned.

(k)   The undersigned is capable of bearing the high degree of economic risks and burdens of this venture including, but not limited to, the possibility of complete loss of investment and the lack of a public market that may make it impossible to readily liquidate the investment whenever desired.

(l)   The undersigned has knowledge and experience in financial and business matters (either alone or with the aid of a purchaser representative), is capable of evaluating the merits and risks of an investment in the Company and its proposed activities and has carefully considered the suitability of an investment in the Company for the undersigned's particular financial situation, and has determined that the Shares are a suitable investment.

(m)   The undersigned will not sell, hypothecate or otherwise transfer the undersigned's Shares unless the Shares are registered under the Act and qualified under applicable state securities laws or unless, in the opinion of the Company, an exemption from the registration requirements of the Act and such laws is available.

(n)   The undersigned has been advised to consult with the undersigned's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the undersigned considers necessary.

(o)   The undersigned does not have any preemptive rights to purchase additional Common Stock or any right not to have the undersigned's fractional ownership of the Company diluted by the issuance by the Company of additional shares of stock.

(p)   The undersigned will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any of the Shares or other securities of the Company held by the undersigned, for a period of 180 days following the effective date of a registration statement of the Company filed under the Act or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rules or regulation; and the undersigned will execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Shares until the end of such period. Any transferee of any Shares will be bound by this Section 1(p). The underwriters of the Company's stock are intended third party beneficiaries of this Section 1(p) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

2.   **Securities Law Matters**.

(a)   The Shares will not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in this Section 2, which conditions are intended to ensure compliance with the provisions of the Act. The undersigned will cause any proposed purchaser, assignee, transferee or pledgee of the Shares held by the undersigned to agree to take and hold such securities subject to the provisions and conditions of this Section 2.

(b)   The undersigned consents to the Company making a notation on its records and giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer established in this Section 2.

(c)   Before any proposed sale, assignment, transfer or pledge of any Shares, unless there is in effect a registration statement under the Act covering the proposed transfer, the undersigned will give written notice to the Company of the undersigned's intention to effect such transfer, sale, assignment or pledge. Each such notice will describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and will be accompanied, at the undersigned's expense, by evidence satisfactory to the Company that the proposed transfer of the Shares may be effected without registration under the Act or applicable state securities laws.

3.   **Proxy and Power of Attorney**.

(a)   If the undersigned holds at least 1000 shares of Common Stock (adjusted equitably for stock splits, combinations or the like), the undersigned is a "*Major Investor*."

(b)   If the undersigned is **not** a Major Investor:

(i)   The undersigned hereby irrevocably appoints the then-current chief executive officer (the "*CEO*") of the Company as the undersigned's proxy and attorney-in-fact, with the power to act alone and with full power of substitution to: (A) vote the Shares as the holders of a majority of the shares of Common Stock vote; (B) give and receive notices and communications with respect to the Shares and the Company; (C) execute any instrument or document that the CEO determines may be necessary or appropriate in the exercise of the authority granted pursuant to this Section 3; and (D) take any and all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power of attorney granted in this Section 3 are coupled with an interest and, if the undersigned is an individual, will survive the death, incompetency and disability of the undersigned or, if the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding the Shares. A decision, act, consent or instruction of the CEO pursuant to the proxy and power of attorney granted hereunder constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, stockholders of the Company and any other third party may rely upon any such decision, act, consent or instruction of the CEO as being the decision, act, consent or instruction of the undersigned. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with any such decision, act, consent or instruction of the CEO.

(ii)   The CEO will not be liable for any act done or omitted in the CEO's capacity as the proxy and attorney-in-fact for the undersigned, except to the extent resulting from the CEO's gross negligence or willful misconduct. The CEO has no duties or responsibilities in such capacity except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the CEO. The undersigned will indemnify, defend and hold harmless the CEO from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "*Proxy Losses*") arising out of or in connection with any act done or omitted in the CEO's capacity as representative of the undersigned pursuant to this Agreement, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the CEO, the Company will reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the CEO's aggregate liability hereunder shall in no event exceed the amount paid by the undersigned under this Agreement). In no event will the CEO be required to advance his, her or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the CEO or the termination of this Agreement. The CEO is an intended third-party beneficiary of this Section 3(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

4.   **Redemption**. If the undersigned is **not** a Major Investor, the Company may, at any time and from time to time, by notice to the undersigned, redeem all or any portion of the Shares at a price per share equal to the fair market value thereof as reasonably determined from time to time by the Company's board of directors. Payment for redeemed Shares will be made by the Company upon presentation of one or more certificates therefor duly endorsed in blank for transfer, but such Shares will be deemed to have been redeemed upon the giving of notice of redemption, after which such Shares will no longer be outstanding and represent only the right of the undersigned (or the undersigned's successor in interest) to be paid the redemption price.

5.   **Miscellaneous**.

(a)   This Agreement is governed by and is to be construed in accordance with the law of Delaware without regard to the conflict of laws principles thereof.

(b)   This Agreement constitutes the entire agreement between the undersigned and the Company with respect to the undersigned's subscription for and investment in the Shares and supersedes any prior or contemporaneous understandings, representations, warranties or agreements (whether oral or written).

(c)   This Agreement binds and inures to the benefit of the parties and, subject to the restrictions on transfer herein set forth, their respective successors, assigns and personal representatives. The rights of the Company hereunder may be assigned by the Company at any time, in whole or in part.

(d)   This Agreement may be amended or modified, and the performance by the undersigned of the undersigned's obligations hereunder may be waived, only in a written instrument duly executed and delivered by the Company and the undersigned.

(e)   The Company may, in its sole and absolute discretion, accept or reject this subscription offer in whole or in part. This Agreement will not be binding until accepted by the Company.

(f)   The undersigned will notify the Company in writing immediately of any change in any of the information provided by the undersigned in this Agreement occurring prior to the acceptance of this subscription by the Company and the payment for all of the Shares for which the undersigned has subscribed.

(g)   The undersigned will enter into any stock restriction or similar agreement from time to time in force among the holders of all or a majority of the Common Stock of the Company.

(h)   Notices or other communications under this Agreement will be in writing. If given to the Company, they will be addressed to the Company's chief executive office, to the attention of its Chief Executive Officer. If given to the undersigned, they will be addressed to the undersigned at the most recent address for the undersigned in the Company's records.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: _____[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

Meow Wolf, Inc.
_____

Founder Signature
_____

Name: ___Vince Kadlubek___

Title: ___President, CEO___

Read and Approved (For IRA Use Only):

INVESTOR:

_____

By: _____

By: *Investor Signature*_____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

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